

Mail Stop 3030

April 29, 2010

VIA U.S. MAIL AND FAX (216) 486-1751

Mr. Vincent K. Petrella
Senior Vice President, Chief Financial Officer and Treasurer
Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio 44117

      Re: **Lincoln Electric Holdings, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 22, 2010
              File No. 000-1402

Dear Mr. Petrella:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Customers, page 2

1. Please ensure that your disclosure in applicable future filings consistently and clearly
   addresses the extent to which your business, including each segment, is seasonal. In this
   regard, you state on page 3 that your "business is not seasonal," which appears to be
   inconsistent with managements' statement in your 4th quarter earnings call that "typically
   our fourth-quarter sales are considerably weaker than our third quarter." Please refer to
   Items 101(c)(1)(v) of Regulation S-K and, as applicable to future filings, Instruction 5 to
   Item 303(b) of Regulation S-K.

Item 7. Management's Discussion and Analysis . . ., page 13

2009 Compared to 2008, page 15

2. In applicable future filings, please expand the comparative disclosure you provide
   regarding your results of operation to explain the reasons underlying the changes you
   note. For example, in future filings, please expand to disclose the causes for the increases
   or decreases to price and volume. For example, did prices and volume decrease as a
   result of decreased demand? Did you implement price increases for your products and, if
   so, what impact did those increase have?

Item 10. Directors, Executive Officers and Corporate Governance, page 35

3. We note the statement on page 21 of your definitive proxy statement that you have
   satisfied disclosure requirements regarding amendments and waivers from your Code of
   Corporate Conduct and Ethics by posting such information on your website. Please tell
   us how you satisfied the disclosure requirements you mention. Provide us with copies of
   the material you posted.

Item 11. Executive Compensation, page 35

4. We note the disclosure on pages 30 and 31 of your definitive proxy statement regarding
   the services provided by and fees paid to Towers Watson. Please tell us, and revise
   future filings to clarify, whether the decision to engage Towers Watson for the
   "additional services" was made or recommended by management.

5. Your disclosure on page 31 of your definitive proxy statement that Towers Watson "will
   continue" to provide executive compensation and other services to management implies
   that it provided such services during 2009. If so, please tell us and revise future filings to
   clarify why the services provided to management and fees paid for those services are not
   included in your disclosure. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-1

6. We note that your auditors' reports on both your financial statements and internal control over financial reporting did not indicate the location of the audit firm that performed the audit. Please amend your December 31, 2009 Form 10-K to include auditor reports that indicate the city and state where the reports were issued. Refer to the guidance at Rule 2-02(a) of Regulation S-X.

Notes to Consolidated Financial Statements, page F-8

Note 1 – Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

7. We see your disclosure that revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the customer and in accordance with shipping terms, which is generally at the point of shipment. Please tell us and expand future filings, including any amendments, to describe your revenue recognition policy in greater detail. For example, to the extent that your policies differ among customer categories and among the various marketing venues used by the Company, i.e. distributors and reseller, please include a detail discussion of such policies in this footnote. Also, if your revenue recognition policies vary in different parts of the world those policies should be discussed. Finally, provide details of discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how they impact revenue recognition.

8. In this regard, we noted on page 2 that you are both a manufacturer and reseller of welding and cutting products. Please explain your related revenue recognition policies separately for those products that you manufacture and those that you resell and the impact on your accounting and presentation for revenues of reselling vs. manufacturing transactions.

Note 3 – Segment Information, page F-17

9. We see that you present EBIT and EBIT, as adjusted for Special Items as part of your table. Please tell us why you believe this presentation complies with the guidance in Item 10(e) of Regulation S-K and Question 102.09 of the Staff's Non-GAAP Financial Measures Compliance and Disclosure Interpretations dated January 15, 2010.

Note 4 – Rationalization and Asset Impairments, page F-21

10. We see your disclosure that the fair values of impaired long lived assets were determined primarily by third party appraisal. Please tell us and revise future filings, including any amendments, to clarify the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Note 8 – Retirement Annuity and Guaranteed Continuous Employment Plans, page F-27

11. We note that your "amortization of net loss" component of pension costs was approximately $25 million in fiscal 2009, which is a significant increase from fiscal 2008. Please tell us why there was such a significant increase in the current year amortization and revise future filings to explain any significant changes in your pension costs

Certifications, Exhibit 31

12. In future filings, including any amendments, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K. For example, remove the title of the certifying officer from the first sentence. Also remove the name of the registrant from the same sentence since it is already included in paragraph 1 of the certification.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek, Staff Attorney, at (202) 551-3641 or Jay Mumford, Reviewing Attorney, at (202) 551-3637 if you have questions on any other comments. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,

Jay Webb
Reviewing Accountant